

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170086

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Stephen L. Burns
Cravath, Swaine & Moore LLP
sburns@cravath.com

Re: International Business Machines Corporation
Incoming letter dated December 16, 2016

Dear Mr. Burns:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to IBM by Peter W. Lindner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Peter W. Lindner
FISMA & OMB Memorandum M-07-16

January 6, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 16, 2016

The proposal relates to electronically stored information and other matters.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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December 16, 2016

International Business Machines Corporation
Shareholder Proposal of Peter W. Lindner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation (the "Company" or "IBM"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company is seeking to exclude a shareholder proposal and supporting statement (the "Proposal") submitted by Mr. Peter W. Lindner ("Mr. Lindner" or the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). For the reasons set forth below, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2017 proxy materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D (Nov. 7, 2008)* ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent by FedEx as notice of the Company's intent to exclude the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

THE PROPOSAL

A copy of the Proposal is set forth in Exhibit A.

BASES FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(e)(2), because the Proposal was submitted after the submission deadline;

- Rules 14a-8(b) and (f), because the Proponent failed to provide the requisite proof of continuous share ownership after receiving notice of such deficiency;

- Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal claim or grievance against the Company (the Company also requests Cabot relief with respect to future submissions of the same or similar proposals);

- Rule 14a-8(i)(7), because the Proposal relates to the ordinary business operations of the Company; and

- Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law.

Background

The Proposal represents a continuation of a long string of litigation, correspondences and shareholder proposals Mr. Lindner has filed with IBM, the Commission and the federal courts relating to this very same subject matter: his own prior litigation with IBM and his dispute over the production of electronically stored information ("ESI") in that case. The body of the proposal itself, which is almost identical to the Proponent's last submission[1], continues to reflect the personal grievance at the core of this improper submission: "Mr. Lindner knows from experience in his case 06cv3834 *Lindner v. IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted." Mr. Lindner's suit against IBM commenced in 2006, and this is now the sixth (6th) year Mr. Lindner has filed shareholder proposals on the ESI issue.[2] Like his prior proposals, this submission should be excluded from the 2017 proxy materials.

The Proponent sent a copy of the Proposal to the Company in a letter via certified mail on November 3, 2016 that was received by the Company at its principal executive office on November 8, 2016, which is one day past the November 7 deadline for consideration in the 2017 proxy materials. In this connection, following receipt of the certified letter containing the Proposal on November 8, 2016, Mr. Moskowitz, IBM Senior Counsel, examined the Proponent's certified mail submission. The United States Postal Service ("USPS") tracking website indicated that, although Mr. Linder's letter was not delivered to IBM's principal executive office until November 8, 2016, Mr. Lindner's letter was "available for pickup" at the Post Office in Armonk, NY as of Saturday, November 5, 2016. Mr. Moskowitz therefore inquired of IBM's mailroom vendor, Novitex Enterprise Solutions ("Novitex"), about the timing of their pickup of the Proponent's certified mail submission from the U.S. Post Office in Armonk, NY on Tuesday, November 8, 2016 and whether the submission was indeed "available for pickup" on Monday, November 7, 2016.

Novitex informed Mr. Moskowitz that the Proponent's certified mail submission was not in fact "available for pickup" on Monday, November 7, 2016. As noted in the affidavit of Mr. Peter Ruggiero (*See* Exhibit B), the Proponent's certified letter was an "Accountable Mail Item" and, contrary to the notation on the USPS tracking website, such certified mail item was **not** in fact made "available for pickup" by the USPS to Novitex on Monday, November 7, 2016 when Mr. Ruggiero came in to collect the mail. Specifically, Mr. Ruggiero noted in his affidavit that in the ordinary course of business, Novitex travels to the Armonk Post Office on the morning of each business day, and that on the morning of Monday, November 7, 2016, Mr. Ruggiero went to the U.S.

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[1] *See* International Business Machines Corporation (February 6, 2014), *reconsideration denied* (March 20, 2014) (proposal excluded under Rule 14a-8(e)(2)).

[2] The Proponent's earliest correspondences to the Corporate Secretary's Office resulted in a shareholder proposal in connection with the 2010 proxy statement, the omission of which was approved by the Staff under Rule 14a-8(e)(2). *See* International Business Machines Corporation (Feb. 22, 2010, reconsideration denied, Mar. 24, 2010). In each of the next four proxy seasons, similar proposals were submitted by Mr. Lindner, and appropriate relief was granted by the Staff, permitting the Company to exclude similar proposals in connection with the Company's 2011, 2012, 2013 and 2014 proxy statements. *See* International Business Machines Corporation (Dec. 28, 2010) (relief granted by Staff under Rules 14a-8(b) and 14a-8(f)); International Business Machines Corporation (Jan. 26, 2011) (multiple additional proposals excluded under Rule 14a-8(c)); International Business Machines Corporation (Jan. 30, 2012) (relief granted by Staff under Rule 14a-8(e)(2)); International Business Machines Corporation (Dec. 21, 2012) (relief granted by Staff under Rule 14a-8(e)(2)); and International Business Machines Corporation (Feb. 6, 2014, reconsideration denied, March 20, 2014) (relief granted by Staff under Rule 14a-8(e)(2)).

Post Office for his normal daily pickup. In addition to picking up the ordinary mail, Mr. Ruggiero then made specific inquiry to collect and deliver any "Accountable Mail Items" for IBM. On November 7, 2016, the USPS expressly informed Mr. Ruggiero that there were **no** Accountable Mail Items for IBM available for pickup. On the morning of Tuesday, November 8, 2016, when Mr. Ruggiero next traveled to the Armonk Post Office for his normal morning pickup, he again made inquiry about "Accountable Mail Items" for IBM that were available for pickup. At such time, the U.S. Post Office first tendered the Proponent's certified mail submission to Mr. Ruggiero. Mr. Ruggiero promptly transported such letter to IBM Corporate Headquarters, where the Proponent's certified letter was delivered to the Office of the Secretary of IBM, also on November 8, 2016. Since the deadline for receipt of stockholder proposals at the Company's principal executive offices was November 7, 2016, the Proponent's certified mail submission of the Proposal was late.

In addition to sending the Proposal by certified mail, the typed header on page 1 of the Proponent's certified mail submission received by the Company on November 8, 2016 suggested that the Proponent had also intended to submit the Proposal to the Company by fax on November 3, 2016. The fax number the Proponent included in the header of his submission was Mr. Moskowitz's dedicated IBM e-mail fax number. However, no fax of the Proposal from the Proponent was received by Mr. Moskowitz on November 3, 2016 (or any other date). Accordingly, Mr. Moskowitz sent the Proponent a letter dated November 11, 2016, which was sent on that day via UPS Express Next Day Air Saver, questioning whether the Proponent had ever sent him the Proposal by fax[3] and notifying the Proponent of other procedural deficiencies as required by Rule 14a-8 and Staff Legal Bulletin 14G (the "Deficiency Notice") (*See* Exhibit C).

On November 27, 2016, the Proponent responded to the Deficiency Notice by sending a 9 page fax to Mr. Moskowitz. (*See* Exhibit D) In his response to the Deficiency Notice, the Proponent included a fax confirmation report that the Proponent believed confirmed his November 3rd fax had been timely and properly delivered. In fact, the fax confirmation report provided by the Proponent established that the Proponent had misdirected his November 3rd fax submission. The Proponent did not send the Proposal by fax to 845-491-3203, Mr. Moskowitz's e-fax number, as the header to the Proposal had suggested. Instead, the Proponent's fax confirmation report, which the

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[3] Since IBM has a detailed history of receiving proposals and other ancillary communications from Mr. Lindner in past years relating to his proposals and litigation, and since Mr. Lindner had utilized Mr. Moskowitz's correct fax number (845-491-3203) in the past to communicate with IBM about his stockholder proposals, on the off-chance that the Proponent had actually transmitted the 10 page submission via fax to Mr. Moskowitz before the shareholder proposal deadline, Mr. Moskowitz included in the Deficiency Notice a request that the Proponent furnish any proper proof of timely submission of the Proposal via fax. *See* (Exhibit C). Specifically, in the first paragraph of Mr. Moskowitz's letter, he wrote:

> "Page 1 of your submission suggests that you also intended to transmit it to IBM "Via fax: 845-491-3203" which is my IBM eMailfax number. As an initial matter, this office has no record of receiving any fax or any other correspondence from you this year, other than the receipt of your submission by US Certified Mail on November 8, 2016."

Proponent supplied to Mr. Moskowitz, actually made clear that the Proponent had misrouted the fax to 845-491-3202. With this information in hand, including the Proponent's own transmitting fax number ***FISMA & OMB Memorandum M-07-16*** (as shown on the Proponent's fax confirmation report), the Company commenced an inquiry to uncover all relevant information in connection with the Proponent's fax submissions to both 845-491-3203 (Mr. Moskowitz's fax telephone number) and 845-491-3202 (the fax telephone number to which the Proponent had misdirected the Proposal), seeking information as to whether the incorrect fax telephone number to which the Proponent had misdirected the Proposal on November 3, 2016 was an IBM e-fax number assigned to a specific IBM employee or department at IBM's principal executive offices.

For this purpose, the Company commissioned Dr. Dominique Alessandri, Senior Digital Investigations Manager for IBM Corporate Security based in Zurich, Switzerland, whose experience includes Investigations, IT Forensics, IT Security Architecture and Intrusion detection, to investigate and provide information about all incoming faxes that were received in November 2016 by two IBM eMailFax numbers; 845-491-3203 (belonging to Mr. Moskowitz) and 845-491-3202 (the telephone number to which the Proponent had misdirected his Proposal). In Dr. Alessandri's affidavit attached as Exhibit E hereto, Dr. Alessandri reported, in pertinent part, that the number 845-491-3202 is an unassigned telephone number on IBM's ReplixFax server in Poughkeepsie, New York, and that such telephone number received one (1) fax on November 3, 2016 from ***FISMA & OMB Memorandum M-07-16*** (the Proponent's fax number). Dr. Alessandri further reported that unassigned telephone numbers on the ReplixFax servers in Poughkeepsie, New York are not monitored; instead, faxes coming into an unassigned telephone number on the ReplixFax servers are automatically routed to a functional mailbox dedicated to the ReplixFax service, but are not reviewed for content. No additional actions are taken with respect to such faxes. From Dr. Alessandri's investigation and affidavit, it is clear that the Proponent's November 3, 2016 fax copy of the Proposal was misdirected to an unassigned and unmonitored fax number on an IBM server in Poughkeepsie, New York, and that the fax was not reviewed for content or ever sent to the Company's principal executive offices.

In addition to the Proposal's late submission, the Proponent's submission did not provide proper verification of the Proponent's continuous ownership of the requisite number of IBM shares for one year as required by Rule 14a-8 and Staff Legal Bulletin 14G. In this connection, the Company reviewed its stock records, which did not show that the Proponent was the record owner of sufficient shares of the Company's stock. Accordingly, in addition to the fact that the Company's Deficiency Notice informed the Proponent of IBM's view regarding the lateness of his submission, Mr. Moskowitz detailed the requirements of Rule 14a-8 applicable to the Proponent's defective submission, and how he could cure the procedural deficiencies (in the event the Proponent had evidence of having sent his purported fax of the Proposal to Mr. Moskowitz in a timely manner). The Deficiency Notice specifically called out that:

> "the screen shot on page 5, and your statement on page 9 as to the number of shares you own -- "Common: about $3,000 to $10,000 (20 to 100) shares in ISP and Retirement Plan. On Nov. 3, 2016, there is $4,723 according to my broker Wells Fargo" -- is insufficient to prove your

> eligibility under Rule 14a-8. The screen shot shows IBM stock as of an indeterminate date, but does not show either that you owned such stock or maintained continuous ownership of such stock in accordance with SEC rules."

After describing the applicable Rule 14a-8 requirements to the Proponent in accordance with Staff Legal Bulletin 14G, Mr. Moskowitz also called out precisely what would constitute proper proof of beneficial ownership from the Proponent's bank or broker, including the requisite one year holding period for his IBM shares, stating:

> "provided you can show that you timely faxed your 10 page submission to me on November 3, 2016 (or another date on or prior to November 7, 2016), in accordance with the SEC's Staff Legal Bulletin 14G, the proof of ownership you also need to provide to me must cover the one-year period preceding and including the date you transmitted the proposal."

Finally, Mr. Moskowitz informed the Proponent that his response must be sent within fourteen (14) calendar days from the date the Proponent received the Deficiency Notice. The Company's records confirm delivery of the Deficiency Notice by the UPS Express Next Day Air Saver on November 14, 2016; a copy of such confirmation is attached as Exhibit F.

As earlier noted, the Proponent sent Mr. Moskowitz a 9 page fax on November 27, 2016 in response to the Deficiency Notice (*See* *E*xhibit D). The Proponent's November 27, 2016 fax included, in pertinent part:

1) the Proponent's fax confirmation report dated 11/3/2016, showing that a 10 page fax had been sent from the Proponent's fax number ***FISMA & OMB Memorandum M-07-16*** to **8218454913202**;

2) a U.S. Postal Service record associated with the Proponent's US Certified Mail copy of the Proposal, which the Company received on November 8, stating in pertinent part that "***Your item was picked up at a postal facility at 8:55 am on November 8, 2016 in Armonk, NY 10504***;"

3) An Admission Ticket for IBM's 2015 Annual Meeting, showing that the Proponent held 25.227 shares of Company stock as of the 2015 Annual Record Date, which was February 27, 2015;[4] and

4) an "Open Tax Lots" report dated 11/16/2016 from the Proponent's broker, Wells Fargo, showing that the Proponent held 31 shares of IBM. The report lists 5/7/2013 as the "Open Date" for the Proponent's IBM holdings.

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[4] A review of the voting items listed on the Proxy/Voting Instruction Card which the Proponent furnished, which was attached to the Proponent's Admission Ticket showing his eligible voting shares, made clear that such shares were held by him ***as of February 27, 2015***, the 2015 Annual Meeting Record Date.

Analysis

I. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY RECEIPT.

The Proposal was sent by the Proponent via certified mail to the Office of the Secretary of IBM but not delivered to the Company's principal executive offices at IBM corporate headquarters until Tuesday, November 8, 2016. In addition, the Proponent attempted to fax the Proposal to Mr. Moskowitz at the Company's principal executive offices, but he misdirected it to an incorrect, unassigned and unmonitored e-fax number on a server located in Poughkeepsie, New York. As an unassigned e-fax number, such number was not monitored and incoming faxes to such number were not reviewed for content. Other than the automatic routing of such fax to a functional mailbox dedicated to the service, no additional actions were taken with respect to such fax. Since the fax was never received at the Company's principal executive offices, the Proposal is subject to exclusion under Rule 14a-8(e)(2).

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[5] The Company's proxy statement for its 2016 annual meeting was dated and released on March 7, 2016. (*See* Exhibit G) Pursuant to Rule 14a-8(e)(1), the deadline for the receipt of proposals for the 2017 Annual Meeting at IBM's corporate headquarters was calculated and set forth in the 2016 proxy statement as November 7, 2016. In this connection, Frequently Asked Question #22 on page 64 of the Company's 2016 proxy statement provides, in pertinent part:

> **22. How do I submit a proposal for inclusion in IBM's 2017 proxy material?**
> Stockholder proposals may be submitted for IBM's 2017 proxy material after the 2016 Annual Meeting and must be received at our corporate headquarters no later than November 7, 2016. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504.

(*See* Exhibit H)

In the instant case, the Certified Mail copy of the Proposal is subject to exclusion under Rule 14a-8(e)(2) as it was not received at IBM's corporate headquarters

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[5]Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the calendar day of the prior year's meeting. The Company's 2016 Annual Meeting was held on Tuesday, April 26, 2016, and, in accordance with our by-laws, the Company's 2017 Annual Meeting is expected to be held on the last Tuesday in April, which is April 25, 2017. Since the day of the 2017 meeting is within 30 calendar days of the calendar day of the 2016 meeting, the deadline for shareholder proposals properly remains November 7, 2016, as set forth in the Company's 2016 proxy statement.

until Tuesday, November 8, 2016, one day after the published deadline.[6] Therefore, the Proposal did not meet the deadline imposed by Rule 14a-8(e). The Staff has strictly enforced the deadline for the submission of proposals, and concurred with the exclusion of many shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that those proposals were received at the Company's principal executive offices after the deadline for submitting shareholder proposals. Moreover, the Staff has also consistently concurred with requests to omit a proposal even when it is received only one day late. Alliance Data Systems Corporation (February 13, 2015) (receipt of proposal at the company's principal executive offices one day after the deadline was properly excluded, with the date on the proposal itself being irrelevant); Verizon Communications Inc. (January 7, 2011) (concurring in the exclusion of a proposal received one day after the submission deadline); Smithfield Foods, Inc. (June 4, 2007); International Business Machines Corporation (December 5, 2006); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998); *See* Snap-on Incorporated (February 22, 2006) (2 days late); The McGraw-Hill Companies, Inc. (January 22, 2002)(proposal dated before the deadline but not received until after the deadline excluded); Pitney Bowes Inc. (January 9, 2002) (to same effect); Xerox Corporation (March 9, 2000) (3 days late). *See* generally Celebrate Express, Inc. (September 29, 2006); Torotel, Inc. (August 22, 2006); and The Procter & Gamble Company (August 14, 2006).

It is the Proponent's responsibility to ensure the Proposal is received by the Company at its principal executive offices by the published deadline. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In SLB 14, the Staff made clear that a proposal "must be received at the company's principal executive offices" and that "[s]hareholders can find this address in the company's proxy statement." The Staff also noted that "[i]f a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement" and that "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." In this connection, a proposal's date and the date upon which the proposal was sent by U.S. Mail are irrelevant if the proposal is not timely received. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even though there have been good faith efforts by the proponent to comply. *See*, e.g., Alliance Data Systems Corporation (February 13, 2015) (proposal dated December 4, 2014 excluded when it was received on December 23, 2014, one day after the published deadline); City National Corp. (January 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the

[6] Specifically, as earlier noted, the USPS online tracking website confirms that the Proponent's certified mail submission was not picked up at the USPS postal facility in Armonk, NY until Tuesday, November 8, 2016, when it was first made "available for pickup" to IBM's mailroom vendor. The facts underlying the untimely receipt of the Proposal from the USPS on November 8, 2016 and the Proposal's delivery to the Company is set forth in the affidavit of Peter Ruggiero, attached as Exhibit B hereto.

submission deadline, even though it was mailed one week earlier); International Business Machines Corporation (December 5, 2006)(proposal sent via U.S. certified mail excluded when it was received at the Company's principal executive offices one day after the submission deadline).

Moreover, the Proponent's misdirected attempt to fax the Proposal must similarly fail. In Staff Legal Bulletin 14C (June 28, 2015), the Staff of the Division of Corporation Finance provided specific guidance for shareholders submitting proposals via facsimile. This guidance provides, in pertinent part, that:

> A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile. However, *if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions.* For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner. As such, shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. *In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices of defects (emphasis added).*

The Company did not include a fax number in its proxy materials for the submission of proposals, and the instructions in IBM's 2016 proxy statement stated clearly that: "[p]roposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504."

The Proponent failed to follow the Staff guidance with respect to facsimiles. The fax number the Proponent used was not supplied by the Company to him, was incorrect and was not in any way associated with the Office of the Secretary at the Company's principal executive offices. It was only after reading the Proponent's November 27, 2016 response to the Deficiency Notice that Mr. Moskowitz was able to discover for the first time where the Proponent had in fact misdirected the fax copy of the Proposal. Contrary to the Proponent's suggestion, and as the affidavit of Dr. Dominique Alessandri makes clear, the Proponent did not send the fax of the Proposal to Mr. Moskowitz or anyone at the Company's principal executive offices, but instead to an unassigned fax number associated with an IBM Server in Poughkeepsie, New York which was not monitored for stockholder proposals and was not in any way associated with the Office of the Secretary at the Company's principal executive offices.

In this connection, the Staff letter in Alcoa Inc. (January 12, 2009) is instructive. In that instance, the stockholder proponent sent her proposal by fax and e-mail. The facsimile was sent to a fax machine in Alcoa's Pittsburgh Office rather than the company's principal executive offices located in New York City, and the e-mail was sent to an e-mail address in Alcoa's Investor Relations department in the company's principal executive offices, but which was a separate and distinct department from Alcoa's Corporate Secretary's office and located on a different floor. The company argued that the submission was not received by anyone in Alcoa's principal executive offices until four days after the deadline when the e-mail was opened by the Investor Relations department at the company's principal executive offices and forwarded to the Corporate Secretary. The Staff concurred that the proposal could be excluded, noting "in particular your representation that Alcoa received the proposal after the deadline, that the facsimile number used for delivery is not a facsimile number at Alcoa's principal executive offices, and that the e-mail address used for delivery is an e-mail address for Alcoa's Investor Relations department."

The recent Staff letter in Ellie Mae Inc. (March 12, 2015) is also on point. There, a stockholder proposal was excluded under Rule 14a-8(e)(2) as not timely received at the company's principal executive offices where it had been sent by e-mail to two e-mail addresses that were not monitored for stockholder proposals, as well as faxed to the Company's general facsimile number, which was also not monitored for stockholder proposals. *See also* Hess Corporation (March 19, 2012) (proposal excluded under Rule 14a-8(e)(2) where it was purportedly sent to a telephone number that was not associated with a fax machine and to a second number which was located in the company's Liquid Natural Gas Division); Nabors Industries Ltd. (March 20, 2006) (proposal excluded under Rule 14a-8(e)(2) when it was not delivered to the company's principal executive offices in Bermuda, but was instead faxed to one of the company's subsidiaries in Houston, Texas); Xerox Corp. (May 2, 2005) (proposal faxed to Xerox's treasury department at its principal executive offices rather than the corporate secretary's office could be excluded under 14a-8(e)(2) where Xerox had specified that all proposals be sent to the corporate secretary's office and the treasury department was not monitoring its fax for stockholder proposals).

Mr. Lindner is an experienced stockholder proponent, having filed multiple proposals with IBM and American Express for many years. Nevertheless, because (1) the USPS certified mail copy of the Proposal was received by the Company at its principal executive offices one day after the deadline, and (2) the fax copy of the Proposal was never received at the Company's principal executive offices, the instant Proposal is subject to exclusion under Rule 14a-8(e)(2).

II. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT DOCUMENTARY SUPPORT TO SATISFY THE OWNERSHIP REQUIREMENT UNDER RULE 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal, for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Following receipt of the Proposal, the Company reviewed its records, which did not show that the Proponent held sufficient shares of record to submit a stockholder proposal. The Company therefore sought verification from the Proponent on November 11, 2016 of his beneficial ownership of all Company shares by sending the Deficiency Notice[7]. The Deficiency Notice explained that to the extent he does own shares not held of record, he owns them beneficially and not as the registered holder. Accordingly, to substantiate the required share ownership, the Proponent was required under Rule 14a-8(b) to submit to IBM proper proof, including a written statement from the record holder of the Company's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the Proponent had continuously beneficially held the requisite number of shares of IBM's common stock for at least the required one-year period.

Included in the Proposal were assertions by the Proponent that he owns the requisite number of shares under Rule 14a-8(b) and a screenshot from Wells Fargo's website relating to the Proponent's interest in the Company (the "Account Statement") which indicates a trade date of May 7, 2013. However, the Company pointed out in the Deficiency Notice that the Account Statement does not satisfy the requirements of Rule 14a-8(b)(1) because it was merely a snapshot of the Proponent's holdings as of a particular point in time and failed to include an affirmative written statement from the record holder specifically verifying one-year continuous ownership of the Company's securities. Moreover, the "Open Tax Lots" report dated 11/16/2016 from Wells Fargo, which the Proponent submitted in response to the Company's Deficiency Notice, does nothing more than show that the Proponent held 31 shares of IBM on such date and lists 5/7/2013 as the "Open Date" for the Proponent's holdings. There is nothing in either the Account Statement or the Open Tax Lots report that would constitute an affirmative written statement from the record holder properly substantiating that the Proponent continuously held the requisite amount of IBM securities for the relevant one-year period preceding and including the date the Proposal was submitted, as requested in the Deficiency Notice. Finally, the Admission Ticket and Proxy/Voting Instruction Card which the Proponent sent to the Company did not include any statement from the record

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[7] The Company sought such verification in the Deficiency Notice, even though the Proposal was late, in the unlikely event the Proponent was able to establish that the Proposal had been properly delivered by fax to the Company's principal executive offices on or before November 7, 2016.

holder of the securities and showed only that the Proponent owned Company shares as of February 27, 2015, the record date for the Company's 2015 Annual Meeting.

In Section C.1.c(2) and (3) of SLB 14, the Staff addressed whether periodic investment statements, like the Account Statement or the Open Tax Lots report, could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.
>
> (Emphasis in original.)

Consistent with the foregoing, the Staff has on numerous occasions permitted exclusion of proposals on the grounds that trade confirmations, brokerage statements or account statements submitted in support of a proponent's ownership were insufficient proof of such ownership under Rule 14a-8(b).[8]

The Account Statement does not identify the Proponent as the account holder and identifies only an initial trade date, but does not indicate the date of the account summary or include any statement as to the Proponent's continuous ownership of

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[8] *See*, e.g., Rite Aid Corporation (Feb. 14, 2013) (account statement failed to demonstrate one-year continuous ownership); E.I. du Pont de Nemours and Co. (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); Verizon Communications Inc. (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); General Motors Corp. (Apr. 5, 2007) (account summary was insufficient verification of continuous ownership); Yahoo! Inc. (Mar. 29, 2007) (account statements, trade confirmations, email correspondence, webpage printouts and other selected account information was insufficient to specifically verify continuous ownership); General Electric Co. (Jan. 16, 2007) (brokerage statement was insufficient to prove continuous ownership); Sky Financial Group (Dec. 20, 2004, recon. denied Jan. 13, 2005) (monthly brokerage account statement was insufficient proof of ownership); International Business Machines Corp. (Jan. 11, 2005) (pages from quarterly 401(k) plan account statements was insufficient proof of ownership); Bank of America Corp. (Feb. 25, 2004) (monthly brokerage account statement was insufficient proof of ownership); RTI International Metals, Inc. (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership); International Business Machines Corporation (Jan. 7, 2004) (defective broker letter); International Business Machines Corporation (Jan. 22, 2003, reconsideration denied February 26, 2003) (broker letter insufficient); International Business Machines Corporation (Jan. 7, 2002) (broker letter insufficient); Oracle Corporation (Jun. 22, 2001) (broker letter insufficient); Bank of America (Feb. 12, 2001) (broker letter insufficient); Eastman Kodak Company (Feb. 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (Jul. 21, 1999) (proponent's brokerage documentation found by Staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (Mar. 8, 1999) (letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); *See* generally XM Satellite Radio Holdings Inc. (Mar. 28, 2006) (submission of 1099's, an E-trade statement and computer printouts insufficient proof); General Motors Corporation (Mar. 24, 2006) (Ameritrade portfolio report insufficient); and American International Group, Inc. (Mar. 15, 2006) (monthly ownership statements from the Proponent's broker not equivalent to a broker's statement needed to prove continuous beneficial ownership).

the shares, and neither the Account Statement nor the Open Tax Lots report constitutes an affirmative written statement by the record holder that specifically verifies continuous ownership of the shares by the Proponent for the one-year period preceding the date on which the Proponent submitted the Proposal, and therefore does not satisfy the requirements of Rule 14a-8(b)(1).

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto within fourteen (14) calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company sought verification of share ownership from the Proponent by sending the Deficiency Notice on November 11, 2016, which was within fourteen (14) calendar days of the Company's November 8, 2016 receipt of the Proposal, and the Proponent's response thereto was timely, but deficient. Any further verification the Proponent might now submit at this late date would be untimely under the Commission's rules. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(l).

III. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY.

Rule 14a-8(i)(4) permits exclusion of a proposal that (i) relates to the redress of a personal claim or grievance against a company, or (ii) is designed to result in a benefit to the proponent or to further a personal interest of a proponent which is not shared by the other shareholders at large. The Proposal emanates directly out of the Proponent's personal issues and litigations he has had against the Company ever since his termination from IBM.

As set out above, the Proposal represents a continuation of a long string of litigation, correspondences and shareholder proposals Mr. Lindner has filed with IBM, the Commission and the federal courts relating to his own prior litigation with IBM over his termination of employment and his dispute over the production of ESI in that case.

Many years and multiple litigations have occurred since the Proponent's employment termination, but the Proponent remains disgruntled with IBM, and continues to employ the shareholder proposal process to advance his personal agenda, which has not succeeded in the courts.[9] The Proposal is no more than the most recent iteration of

[9] The Proponent's grievances, the details of which are discernible from the Proponent's own communications—in the cover letters to his Proposals since 2009, in his other communications to the Commission and the courts, and in some of the other attachments to our earlier letters – make clear that he remains disgruntled with IBM, and continues to misuse this process to air his personal grievances. In addition, the Proponent has for some time maintained his own website, http://ibmethics.blogspot.com/ where he has posted multiple, self-serving commentary on the same issue addressed in the Proposal; ***See***, among others:
http://ibmethics.blogspot.com/2009/05/ibm-to-respond-why-they-prefer-paper-to.html;

airing his ongoing personal grievances against IBM, all emanating out of his termination of employment. We will not repeat here all of the details of his claimed grievances, which are set forth in the variety of correspondences he has sent to IBM and the Staff, in connection with the Proposal and the Company's multiple prior requests relating to the Proponent's filing of shareholder proposals on these same issues. *See*, *e.g.* International Business Machines Corporation (February 6, 2014, reconsideration denied March 20, 2014); International Business Machines Corporation (Dec. 21, 2012); International Business Machines Corporation (Jan. 30, 2012); International Business Machines Corporation (January 26, 2011); International Business Machines Corporation (Dec. 28, 2010); International Business Machines Corporation (Feb. 22, 2010, reconsideration denied, Mar. 24, 2010).

This is the seventh (7th) submission the Proponent has now filed with IBM under Rule 14a-8 in his attempt to submit to the Company's shareholders the same personal grievances he advanced without success in the courts. All of the Proponent's court claims against IBM have been dismissed.[10] Given the Proponent's tortured and unsuccessful history in the courts on his personal issues, the Company believes it is clear he is again using the 14a-8 process as a tactic to call attention to himself in order to have the Company's shareholders revisit the very same grievances the courts have already heard and rejected. The Proponent's attempt to misuse the shareholder proposal process to call attention to his own personal issues—as highlighted in his correspondences—and to retry his issues in front of the Company's shareholders should simply not be tolerated.

The Commission long ago established that the purpose of the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation". Release 34-3638 (Jan. 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to shareholders in general. The provision was developed "because the Commission does not believe that an issuer's

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http://ibmethics.blogspot.com/2009/06/ibm-tries-to-intimidate-witnesses-from.html;
http://ibmethics.blogspot.com/2009/06/ibm-responds-they-dont-know-nothing.html; and
http://ibmethics.blogspot.com/search?updated-min=2010-01-01T00:00:00-08:00&updated-max=2011-01-01T00:00:00-08:00&max-results=2.

While the Staff may already be familiar with much of the above history, it is noteworthy that in an unrelated litigation the Proponent instituted for an alleged assault committed upon him by various public officials (*Lindner v. Newell, et al.*), the Proponent went so far as to serve IBM (a non-party) with a subpoena to produce information wholly unrelated to that alleged assault. Because the subpoena had nothing to do with the assault litigation against those public officials, IBM filed a motion to quash the subpoena, and such motion was granted by the Court. For the information of the Staff, we previously appended as Exhibit E to our December 19, 2013 request for no-action relief, copies of the Proponent's subpoena, IBM's motion to quash and the court's ruling therein.

[10] On October 6, 2010, the United States Court of Appeals for the Second Circuit denied Mr. Lindner's motion for en banc reconsideration of that court's dismissal of Mr. Lindner's appeal. That litigation covered the same matters Mr. Lindner continues to advance through the shareholder proposal process. The order of the Court of Appeals ending Mr. Lindner's litigation was set forth as Exhibit F to the Company's request to the Staff for no-action relief dated November 30, 2010, which no-action request was granted by the Staff on procedural grounds. *See* International Business Machines Corporation (Dec. 28, 2010).

proxy materials are a proper forum for airing personal claims or grievances". Release 34-12999 (Nov. 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. *See* Release No. 34-19135 (Oct. 14, 1982), in which, in discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated:

> "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

The Proponent highlights his own personal grievances relating to ESI directly within the very text of the Proposal. Mr. Lindner writes:

> "Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted."

The Commission has recognized that where: (i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), a proposal may be excludable on this ground even though on its face the Proposal does *not* reveal the underlying dispute or grievance or was drafted in such a manner that it could be read to relate to matters of general interest to all shareholders.[11]

In this case the Proponent is seeking to use the shareholder proposal process to air or rectify his personal grievances, which the Company believes is evident from the face of the Proposal and supporting statement. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).[12]

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[11] *See* Burlington Northern Santa Fe Corporation (Feb. 5, 1999) (proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (Nov. 22, 1995) (disgruntled former employee); Pfizer, Inc. (Jan. 31, 1995) (disgruntled former employee); International Business Machines Corporation (Dec. 29, 1994); International Business Machines Corporation (Dec. 22, 1994) (disgruntled former employee).

[12] *See* Morgan Stanley (Jan. 14, 2004) (proposal to "adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury" and further clarifies that the policy include "the voluntary setting aside and returning of those financial awards, even if awarded via court or arbitration rulings" omitted as personal grievance); CSX Corporation (Feb. 5, 1998) (proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Lockheed Corporation (Apr. 22, 1994 and Mar. 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines

THE COMPANY REQUESTS FUTURE NO-ACTION RELIEF FOR ALL FUTURE PROPOSALS OF THE PROPONENT THAT ARE THE SAME OR SIMILAR TO THE PROPOSAL.

Given the Proponent's long history of repeated misuse of the shareholder proposal process to air his personal grievance relating to the termination of his employment by the Company, his litigations with the Company and use of his Internet blog to advance personal ends relating to his grievances with the Company, as well as his lodging of multiple documents with the Commission to advance purely personal ends, the Company believes the Proposal is a prime candidate for and respectfully requests Cabot relief with respect to any future submissions by the Proponent of the same or similar proposals as those set forth in the current submission. *See* Cabot Corporation (Nov. 4, 1994); D.R. Horton, Inc. (Nov. 1, 2013); General Electric Company (Jan. 12, 2007 and Dec. 20, 2007); Exxon-Mobil Corp. (Mar. 5, 2001); Unocal Corporation (Mar. 30, 2000); International Business Machines Corporation (Nov. 22, 1995 and Dec. 29, 1994); Texaco, Inc. (Feb. 15, 1994).

IV. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Company believes that the Proposal may also be omitted from the Company's proxy materials for the 2017 annual meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company. The Commission has expressed two central considerations underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *See* Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108) ("1998 Release"). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers". (id. at 29,108) (emphasis added). "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. *See* Release 34-12999 (Nov. 22, 1976).

Corporation (Jan. 25, 1994) (proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); General Electric Company (Jan. 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)); Tri-Continental Corporation (Feb. 24, 1993) (former Rule 14a-8(c)(4) utilized by Staff to exclude proposal seeking registrant to assist the proponent in a lawsuit against former employer); Caterpillar Tractor Company (Dec. 16, 1983) (former employee's proposal for a disability pension properly excluded as personal grievance). *See* also The Southern Company (Dec. 10, 1999); Pyramid Technology Corporation (Nov. 4, 1994); Texaco, Inc. (Feb. 15, 1994 and Mar. 18, 1993); Sigma-Aldrich Corporation (Mar. 4, 1994); McDonald's Corporation (Mar. 23, 1992); The Standard Oil Company (Feb. 17, 1983); American Telephone & Telegraph Company (Jan. 2, 1980).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* the 1998 Release, p. 29,108. *See* also Release 34-19135 (Oct. 14, 1982), at note 47.

The Proposal seeks to have IBM "*strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs*" and to require that IBM "*make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including Shareholder meetings*". The Company believes the Proposal is subject to exclusion under Rule 14a-8(i)(7) under a long line of decisions that have excluded similar litigation-related proposals and proposals relating to a company's general legal compliance program.

The Proposal seeks to prescribe the method that the Company must use to provide data during employment litigation discovery and for ensuring compliance with applicable laws in connection with various litigations, including FRCP 26, 33 and 34 – all in accordance with the Proponent's own specific standards he has outlined in the Proposal. The Staff has made clear in similar situations that no-action relief is available for proposals of this nature under Rule 14a-8(i)(7), as such proposals impermissibly purport to micro-manage a registrant's litigation strategy – an ordinary business matter.[13]

This Proposal is also subject to exclusion under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations since it impermissibly directs how the Company must manage its compliance with employment laws and regulations, which is part of the Company's ordinary business operations. In this connection, the Commission has recognized on many occasions that proposals relating to the promulgation, monitoring, compliance and enforcement of various company standards of ethics or codes of conduct can be excluded under Rule 14a-8(i)(7) as a matter of a company's ordinary business. As a result, a variety of shareholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of conduct, ethics or other programs have been consistently excluded with Staff concurrence under Rule 14a-8(i)(7) as infringing

[13] *See*, e.g., Merck & Co., Inc. (Feb. 3, 2009) (proposal to take various actions relating to litigation as specified in the proposal was properly excluded under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., litigation strategy)); Reynolds American Inc. (Mar. 7, 2007) (proposal requesting that a tobacco company provide certain information on the health hazards of secondhand smoke was properly excluded under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., litigation strategy)); AT&T Inc. (Feb. 9, 2007) (proposal requesting that the board issue a report on several items including the company's disclosure of customer communications to certain governmental agencies was properly excluded under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., litigation strategy)).

on management's core function of being able to establish, oversee, monitor compliance with, amend or enforce such codes of conduct, codes of ethics or other programs.[14]

The Proposal purports to dictate precisely how the Company should comply with various evidentiary rules regarding litigation discovery in employment cases, including the specific format under which discoverable information should be turned over to IBM employees – and former employees such as Mr. Lindner – in employment litigation cases. Since compliance with evidentiary rules in determining how to conduct the Company's employment litigation and discovery practices and the management of the Company's compliance with employment laws and rules are all ordinary business matters, the Proposal should be excluded as a matter of ordinary business under Rule 14a-8(i)(7). The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(7).

[14] *See*, e.g., Yahoo! Inc. (Apr. 3, 2012) (proposal excluded under rule 14a-8(i)(7), as relating to Yahoo!'s ordinary business operations; the Staff noted that the proposal relates to the performance of "due diligence and disclosure" of certain alleged conduct and "potential abuses" and that proposals concerning a company's legal compliance program are generally excludable under Rule 14a-8(i)(7)); International Business Machines Corporation (Jan. 7, 2010, reconsideration denied, February 22, 2010) (proposal to restate and enforce traditional standards of ethical behavior properly omitted under Rule 14a-8(i)(7)); Sprint Nextel Corporation (Mar. 16, 2010) (proposal that sought to investigate why company has failed to adopt an ethics code with certain specified goals could be excluded as relating to ordinary business operations; the Staff noted that proposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under Rule 14a-8(i)(7)); FedEx Corporation (Jul. 14, 2009) (report on the compliance of the company and its contractors with state and Federal laws governing proper classification of employees and independent contractors could be excluded as relating to the company's ordinary business operations (i.e., general legal compliance program)); American Express Company (Jan. 22, 2009) (proposal from Mr. Lindner that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code was properly excluded as related to the company's ordinary business operations (i.e., terms of its code of conduct)); American Express Co. (Jan. 23, 2007) (to same effect); Verizon Communications Inc. (Dec. 17, 2008) (proposal to form a Corporate Responsibility Committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability excluded as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices)); Monsanto Company (Nov. 3, 2005) (proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations" excluded as relating to ordinary business operations (i.e., general conduct of a legal compliance program); Costco Wholesale Corp. (Dec. 11, 2003) (proposal requesting "a thorough code of ethics that would also address issues of bribery and corruption" excluded as relating to the company's ordinary business operations (i.e., the terms of its code of ethics)); McDonald's Corporation (Mar. 19, 1990) (proposal to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies excluded as a matter of the company's ordinary business; the Staff noted that the proposal is directed at the contact and implementation of Company standards such as the conduct of management).

V. THE PROPOSAL MAY BE OMITTED UNDER Rule 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that the business of a corporation shall be managed under the direction of its board of directors. Nothing in the law of the State of New York empowers IBM shareholders to direct the Company to take any of the actions articulated in the Proposal at the Company's 2017 annual meeting. Inasmuch as the Proponent has required that "*IBM shall make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including shareholder meetings*" (sic), the Proposal impermissibly attempts to have IBM shareholders vote to mandate how IBM shall conduct the business of managing claims. As such, it is not a proper subject for shareholder action under New York state law. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(1).[15]

CONCLUSION

Based on the foregoing analysis, the Company hereby respectfully requests confirmation that the Staff will not recommend enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 proxy materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that IBM may omit the Proposal from its 2017 proxy materials, please contact me at (212) 474-1146. I would appreciate your sending any written response via email to me at sburns@cravath.com as well as to IBM, attention to Stuart S. Moskowitz, Senior Counsel, at smoskowi@us.ibm.com.

We are sending the Proponent a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. As such, the Proponent is respectfully reminded that if he elects to submit any additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart

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[15] The Proponent also included the following statements in the materials he submitted with the Proposal:

> "I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2017 proxy."

We do not address this statement further in this letter because it is untimely and is not presented as a proposal under Rule 14a-8. Even if this statement did constitute a proposal under Rule 14a-8, it would be excludable under Rule 14a-8(i)(8) because it relates to a nomination or an election for membership on the company's board of directors.

For the same reasons, we do not address the Proponent's statements relating to making videotapes and transcripts of annual meetings available and answering Mr. Lindner's question from 2010. Even if these statements did constitute proper proposals under Rule 14a-8, they would be excludable under Rules 14a-8(i)(4)(personal grievance) and 14a-8(i)(7)(ordinary business).

Moskowitz, Senior Counsel of the Company, at the addresses set forth below in accordance with Rule 14a-8(k).

Thank you for your attention to this matter.

Sincerely yours,



Stephen L. Burns

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 301
Armonk, New York 10504

VIA EMAIL: smoskowi@us.ibm.com

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

VIA FEDERAL EXPRESS

Exhibit A

Shareholder Proposal of Mr. Peter Lindner

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2017
Thursday, November 03, 2016 6:20 PM

Via fax: 845-491-3203 and Certified Mail RRR # ***FISMA & OMB Memorandum M-07-16***

Secretary, International Business Machines Corporation,
1 New Orchard Road, Mail Drop 301
Armonk, NY 10504

RE: A. Shareholder Proposal and B. Item of Business of Peter Lindner

A. Proposal

This Shareholder Proposal[1] concerns discrimination, a socially important issue:

> The proposal that IBM goes beyond what is needed to comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the Equal Employment Opportunities Commission (EEOC) and Older Workers' Benefits Protection Act (OWBPA). In addition, the full transcript and video tape in digital form should be available on the web (specifically on YouTube, with subtitles) for the Shareholder meetings from 2006 to present and beyond. This proposal is attached and is under 500 words using MS Word to count including footnotes, but not including the title.

Here is screen print proof of that, showing 434 words:


Word Count
Pages 1
Words 434
Close

I also hereby declare myself as a candidate for the IBM Board of Directors, and wish to have my name appear on the IBM Proxy along with my shareholder proposal(s) on the April 2017 Proxy.

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[1] On page entitled "**Text of Proposal 1: Enabling compliance with EEOC with computer searchable files**"

The ESI for EEOC proposal would give IBM compliance under FRCP 26 (Federal Rules of Civil Procedure, as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. The term "employees" encompasses both current and former employees, as per the ruling[2] of the US Supreme Court in 1997.

Details:

Firstly, IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[3] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC (Equal Employment Opportunity Commission), since that involves discrimination.

Background

Mr. Pete Lindner was in a class-action suit on age-discrimination entitled Syverson v IBM Case No. C 03-04529 RMW and 461 F.3d 1147 (in California) that "has been resolved."

Mr. Lindner was allegedly also wronged by IBM in getting a job with a vendor, which became *Lindner v IBM, et al* 06 cv 4751 SDNY. The full name of the case is *Peter W. Lindner, Plaintiff v International Business Machines Corporation, Robert Vanderheyden, Heather Christo Higgins, John Doe #1, And John Doe #2,Defendants* 06 Civ. 4751 (RJS) (DFE).

However IBM refused to "Produce the 'personnel records' concerning the plaintiff as defined"[4] by the SDNY. Moreover, IBM turned over documents that were fax copies, and thus not searchable by Personal

---

[2] There are many references to this decision, including:

"SUPREME COURT HOLDS EX-EMPLOYEES PROTECTED BY TITLE VII
On February 18, 1997, the Supreme Court ruled that while the term "employees" in sec-tion 704(a) of Title VII of the Civil Rights Act of 1964 is ambiguous as to whether it includes former employees, "[I]t being more consistent with the broader context of Title VII and the pri-mary purpose of section 704(a), we hold that former employees are included within section 704(a)'s coverage." The unanimous decision was written by Justice Clarence Thomas, Robinson v. Shell Oil Co., No. 95-1376. The holding revers ed the decision of the Fourth Circuit sitting en banc."
http://www.civilrights.org/monitor/vol9_no1/art3p1.html

[3] The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[4] http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67
Also: ESI documents are referred to in "Order To Prepare Civil Case Management Plan" which talks about

"4. any issues relating to discovery of electronically stored information, including the costs of production and the form(s) in which such discovery should be produced."

A complete set of forms is at:
http://www1.nysd.uscourts.gov/forms.php

Computers (PCs) in an attempt to make it difficult to access the information. IBM also alleged (wrongly) to federal judge on June 5, 2009 that all ESI had been turned over when it was not:

> **II. Plaintiff's Letter Motion to Compel Electronic Discovery**
>
> Plaintiff also seeks to compel Defendants to produce unspecified electronically stored information in metadata format. Plaintiff's suggestion that Defendants have failed to provide electronically stored information is disingenuous as Defendants advised Plaintiff via letter on February 20, 2009 that in responding to discovery requests, Defendants searched for hard copy and electronically stored records that are responsive and produced any and all such records.

When Mr. Lindner pointed out on June 15, 2009 an email sent by IBM (specifically by IBM'er Ron Janik) indicating that the prospective employer Wunderman had asked for a reference on Mr. Lindner, and that this relevant email was not turned over, IBM did not produce the relevant documents, nor did IBM explain how this email (from Janik) was overlooked, nor did IBM notify the Judge that IBM erroneously sworn that IBM had turned over all relevant ESI.

It is worth noting that the presiding Judge in the case, USDJ Sullivan, may have violated the law by threatening Mr. Lindner with Contempt of Court for reporting a possible crime to a federal law enforcement officer. Mr. Lindner asserts that USDJ Sullivan did knowingly keep in place an OSC (Order to Show Cause) why Mr. Lindner should not be held in Contempt of Court, which amounted to USDJ Sullivan attempting to hinder or delay Mr. Lindner from reporting a possible crime to the US Marshal of IBM's alleged witness tampering and of delaying communications to the SDNY Chief Judge. This is an impeachable offense. Mr. Lindner has been contacted by the US Marshal as to whether he plans to threaten or harm USDJ Sullivan; the answer is quite simple: "No" – Mr. Lindner intends to use the Constitutionally protected and prescribed method to remove Judges who serve only upon their "good behavior": that is to say: USDJ Sullivan ought to be impeached by the US Senate for violating 18 USC §1512(b)(3) for His Honor's knowing attempt to hinder and delay Mr. Lindner in the conveniently public record of Pacer in a document Number 130 Filed Oct 8 2009 USDJ Sullivan order to show cause for sec 401 sanction contempt for communications to US Marshal includes letter to USM. USDJ Sullivan was alerted by Mr. Lindner of ORDER #130 being in and of itself a violation of 18 USC §1512(b)(3), at which point even a non-knowledgeable USDJ Sullivan would thus become "knowingly" violating the law by continuing said OSC. Federal Judges are powerful, and appointed for life. It is Mr. Lindner's contention that IBM secured USDJ Sullivan's cooperation in violation of federal laws, and that IBM was successful to hide its own violations of 18 USC §1512(b)(3) by conspiring with USDJ Sullivan, or through third parties.

It is worth noting that even in an adversarial process such is the Federal Court system, the two sides voluntarily turn over ESI **prior** to the start of discovery. In other words, IBM should not have waited for a specific notice to compel their production of electronically stored information, and in this case, did not even produce the computer searchable documents. Few people can match the power of a corporation, and IBM in particular. For IBM to make it difficult to use a computer to search records is opposite to the goal of IBM when it was founded over 100 years ago, and is contrary to the wishes of data processing experts everywhere. I note that IBM has even violated discovery rules by not revealing that an episode where Peter Lindner was claimed by a manager to have sexually harassed a female coworker by asking her to lunch, later turned out to be that the woman was having an affair with her (jealous) manager, who falsely made the accusation and was fired from IBM. IBM did not reveal this to Mr. Lindner

IBM was aware that Mr. Lindner is gay (as well as having donated to Lesbian and Gay charities), was part of the IBM Gay and Lesbian Employee group and had come out to both his manager Tim

Bohling and later his group leader Robert Vanderheyden. This is a matter of gay discrimination as well as age discrimination. Studies have shown that stock prices drop with age discrimination cases, so it makes economic sense as well as social justice to stop discrimination and obey the law fully. The "rules" on discovery are a "duty", and IBM should obey the law rather than try to evade it. IBM should lead by example in providing electronically stored information – if IBM won't do it, who will?

Finally, Mr. Lindner brought this issue up to the US Second Circuit Court of Appeals, since IBM won on summary judgment in the lower court without having Mr. Lindner presenting his side. The Second Circuit curiously voided the appeal, even though allegations of misconduct and witness tampering (and violations of 18 USC §1512 and 18 USC §1512(b)(3) were alleged on 3 or more separate events in or about August 2009, October 2009, and August 2010). Specifically, Mr. Lindner alleged that IBM did tamper with witnesses in 06cv4751 by communicating to potential witnesses (IBM Vendors) in violation of 18 USC §1512(e), without the defendant's [IBM's] "sole intention was to encourage, induce, or cause the other person to testify truthfully":

> "**(e)** In a prosecution for an offense under this section, it is an affirmative defense, as to which the defendant has the burden of proof by a preponderance of the evidence, that the conduct consisted solely of lawful conduct and that the defendant's sole intention was to encourage, induce, or cause the other person to testify truthfully. "
> [TITLE 18 > PART I > CHAPTER 73 > § 1512. Tampering with a witness, victim, or an informant]
> http://www.law.cornell.edu/uscode/18/usc_sec_18_00001512----000-.html

B. Item of Business

"Item of Business" requested by Peter Lindner is that "all meetings have a video tape and transcript publicly available from 2010 onwards " and that "Lindner's Question of April 2010 be answered". This can be listed as on the "Item of Business" as answering Peter Lindner's question of April 2010 and providing videos and transcripts, on the web.

IBM's CEO Sam Palmisano evades/avoids answering direct question in April 2010

In the April 27, 2010 Annual IBM Shareholders' Meeting in Milwaukee, Wisconsin, Mr. Lindner asked CEO Sam Palmisano point blank about the legal requirement of releasing information in ESI format, and Mr. Palmisano claimed he was not aware of the law – since he's not a lawyer. I noted to Mr. Palmisano that the gentleman next to him was a NY State Lawyer and the Secretary of the Corporation, and instead of getting Andrew Bonzani, Esq. VP in General Counsel's Office, to answer, Mr. Palmisano made fun that I mispronounced Mr. Bonzani's name, and then cut me off without letting me finish or without answering a simple straight forward question.

IBM refused to give me the video of that incident, and as best I can tell, refused to give me the official text / transcript of that information, which I requested in writing to IBM's lawyers, so that the Shareholders can see for themselves the disrespect Mr. Palmisano had for supplying such information to the Shareholders, and perhaps in violation of SEC rules for giving incomplete or misleading information as applied to sanctioned Corporate events, to wit: Shareholders Meetings.

Because of IBM's refusal to provide both the transcript and the videotape, Shareholders cannot verify what went on in the SEC required annual Shareholder Meeting, and IBM unduly seeks to limit such information by confiscating all recording devices, including cellphones, at Shareholder meetings. Although I'm not a lawyer, I believe it is a felony to destroy evidence, and it is a felony even to conspire about a misdemeanor.

The goal would be a trail blazing Code of Ethics that has ESI included in the rights of its employees, which is workable, and would not lead to some bad circumstances that the US has witnessed over the 1990's to the present in Fortune 500 Companies in general and perhaps in IBM.

Not to be too picky, but IBM's **[PDF]** is listed on Google as a "Scanned Document" and is not searchable. This document should be an ESI (electronically stored information) that is searchable, and not as a photo that cannot be readily checked. One more piece of obstructionism from IBM.

IBM Business Conduct Guidelines (195KB) - Scanned Document
http://www.ibm.com/investor/pdf/BCG2009.pdf

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

PS: I am willing to work with IBM to refine, reduce, and streamline this in a spirit of cooperation, in case IBM finds it too long, cumbersome, failing to meet IBM or SEC requirements for Shareholder Proposals, or wish to be more succinct in wording this proposal. I also wish to work with IBM to have IBM implement this proposal on their own, without Shareholders voting, if IBM will so implement it in the next 12 months.

PPS: Mr. Lindner asserts as per IBM and SEC requirements that he owns more than $2,000 worth of IBM shares. As of Nov 3, 2016, Mr. Lindner has IBM Stock worth $4,723 (screenshot below). IBM on a previous year wrote to the SEC that I do not have enough shares, which is untrue, and should be supported by them, or qualified that they don't know the amount, or that they require stronger proof.


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Symbol/Description	Trade Date	Shares @ Cost	Last Price/ Change	Market Value/ Today's Change	Unreal. Gain/Loss	Estimated Annual Income
IBM INTERNATIONAL BUSINESS	05/07/2013	31.000 @ $207.30	$152.37 +50.42	$4,723.47 +$13.02 (+0.28%)	$1,702.77 26.50%	$173.60

Text of Proposal 1: Enabling compliance with EEOC with computer searchable files

This proposal is to enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, as indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination.

IBM shall make no impediments to turning over (downloadable) searchable Electronically Stored Information (ESI) to any Court or arbitration in the USA, including Shareholder meetings.

Just as IBM is a leader in not discriminating against gays, when it was legal to do so in some US States, so too IBM should as the nation's biggest computer firm, be a leader in providing what it does best: electronically readable/searchable files to their employees in such matter. Giving those employees (which the US Supreme Court said includes the "former" employees) computer searchable data allows them to process it, instead of IBM just giving paper. Mr. Lindner knows from experience in his case 06cv3834 *Lindner v IBM, Heather Christo, Bob Vanderheyden, et al.* that he was NOT given computer readable files, and asserts moreover, that a critical file was intentionally omitted.

IBM as a leader in data processing for over 100 years, should strictly obey evidentiary rules in discrimination cases with regard to providing electronically stored information (ESI) to Plaintiffs as is required by the revised Federal Rules of Civil Procedure[5] (FRCP) 26, and for example, as required in discrimination cases by the Southern District of New York (SDNY) of October 11, 2007, which specifies the personnel records. These documents should be searchable (in "native" format) rather than fax copies that cannot be searched. This especially should apply to all cases at IBM involving the EEOC, since that involves discrimination.

And IBM shall show all disbursements of cash or goods or services, legal or illegal, to US Judges or other elected officials, for any EEOC derived cases.

Footnote 5:
The SDNY refers to FRCP 26, 33 and 34, with FRCP 26 entitled "Duty to Disclose; General Provisions Governing Discovery". Although the text is somewhat dense and tough to read / understand, the concept is that computer data (electronically stored information, email, Microsoft Word files, Excel spreadsheets) should be given to the opponent prior to the opponent asking for them. Moreover, if some documents are covered by Attorney-Client privilege, a list of such documents should be given to the adversary, with the reasons for being "privileged" or exempt from disclosure, stating plainly without compromising their privileged information what the nature of the confidential information is.
http://www.law.cornell.edu/rules/frcp/Rule26.htm

[5] (see inline)

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Statement Accompanying Proposal:

Required Information pursuant to IBM and SEC rules:

(i) (a) Brief description of business proposal.

In line with the laws and rules against employee **discrimination**, IBM shall enable compliance with EEOC (Equal Employment Opportunity Commission) rules to combat the socially important goal of non-discrimination with computer searchable files, which is IBM's core competency since 1890. As indicated in NY Federal Courts and in NYC Human Rights Laws. This would apply the most generous laws from NYC in getting ESI (electronically stored information) to those who file against IBM for discrimination. . This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by IBM.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964. This was indicated by several incidents, of which three are hereby mentioned:

(1) IBM had noted to The Court of the Southern District of NY that no ESI was relevant and missing, yet did not modify or produce an email which Mr. Lindner had from Ron Janik mentioning a job inquiry from Wunderman. According to FRCP 26 enacted in Dec2006, such email should have been turned over prior to discovery, and certainly during discovery, and it would be a violation of law to not turn it over under NY law (which applies in SDNY federal Court under SDNY Local Rules) NY Judiciary §487 "Intent to deceive the Court".

(2) IBM has not given Mr. Lindner any of the shareholder correspondence in computer readable format.

(3) IBM had alleged that Mr. Lindner had sexually harassed a female employee, whom Mr. Lindner then had to inform his manager that he was gay and was not sexually harassing her. It turned out that the woman was having an affair with her manager, and the jealous manager had caused this (allegedly false) report[6]. This case went to SDNY, and should have been disclosed to Mr. Lindner during discovery, especially since it was alleged that Mr. Lindner's named adversary in the 06cv4751 lawsuit had also slept[7] with her employee, who along with Mr. Lindner was reporting to her.

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

---

[6] As noted previously in this proposal.

[7] As was told to Mr. Lindner by his co-worker who stated he slept with (both Lindner's and his) female manager, who is now married to someone else. In other words, this violation of having a relationship with a subordinate was the subject of a court suit which IBM won, but in this second instance, IBM disregarded it.

(4) The ESI for EEOC cases be voted upon, which would give IBM compliance under FRCP 26 (as amended December 2006) to "employees", who usually are filing for cases of discrimination, either under various statutes, such as OWBPA (Older Worker Benefit Protection Act) and Title VII of the Civil Rights Act of 1964. Mr. Lindner asked Sam Palmisano at the April 2010 Shareholder Meeting whether IBM was meeting the legal requirements FRCP 26 revised in 2006, and Mr. Palmisano dodged the question (saying he was not a lawyer), and then when Mr. Lindner pointed out that Mr. Andrew Bonzani, Secretary of the Corporation, next to him on the stage was a lawyer, Sam refused to answer, and went on to some other Shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Pete Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about $3,000 to $10,000 (20 to 100) shares in ISP and Retirement Plan. On Nov 3, 2016, there is $4,723 according to my broker Wells Fargo.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by IBM employees' breach of Federal and NY State laws on ESI and failure to redress these complaints even after it was pointed out to them.

(v) Rule 14a-8(b) declaration

Mr. Lindner solemnly states that he intends to hold IBM company stock through the date of the shareholder meeting, and well beyond that for a decade to come.

(vi) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed: 

/s/Pete Lindner Nov 3, 2016 NYC, NY
(Peter W. Lindner)



Appendix A: IBM 2016 rules for 2017 Shareholders Meeting

22. How do I submit a proposal for inclusion in IBM's 2017 proxy material?

Stockholder proposals may be submitted for IBM's 2017 proxy material after the 2016 Annual Meeting and must be received at our corporate headquarters no later than November 7, 2016. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of IBM and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2017 Annual Meeting?

Stockholders who intend to present an item of business at the 2017 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in IBM's Proxy Statement) must provide notice of such business to IBM's Secretary no earlier than October 8, 2016 and no later than November 7, 2016 as set forth more fully in IBM's by- laws.

Pages 32 through 33 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

Exhibit B

Affidavit of Peter Ruggiero of Novitex Enterprise Solutions Inc.



STATE OF NEW YORK

COUNTY OF WESTCHESTER

AFFIDAVIT OF PETER RUGGIERO

I, Peter Ruggiero, the undersigned affiant, having been duly sworn, depose and state the following under the penalties of perjury:

1. I am employed as a Driver Associate for Novitex Enterprise Solutions (Novitex).

2. Novitex Enterprise Solutions is a diversified document services and office solutions provider that provides mailroom management services to a variety of Fortune 500 companies, including International Business Machines Corporation ("IBM").

3. The mailroom management services Novitex provides to IBM at its corporate headquarters in Armonk, New York ("IBM-Armonk") includes the daily pickup of IBM's mail at the U.S. Postal Service ("USPS") building in Armonk, New York.

4. As the Novitex Driver Associate responsible for the pickup of all USPS mail for IBM-Armonk, I arrive at the USPS building in Armonk, New York at approximately 9:00 a.m. on business days to collect and deliver all mail to IBM-Armonk.

5. Each day that I travel to the USPS building in Armonk, New York, I collect the ordinary USPS mail in mail buckets located in a holding area in the USPS building.

6. After collecting the USPS ordinary mail, I must also ring a bell to gain access to a designated area where I receive any "Accountable Mail Items" (i.e., certified mail, registered mail or express mail).

7. After collecting all of IBM's mail from the USPS building in Armonk, New York each day, I drive approximately 1 mile to IBM-Armonk, where all Accountable Mail Items are entered into the Novitex receiving system for tracking and delivery purposes.

8. All IBM mail is promptly delivered the same morning that I pick it up from the USPS in Armonk, NY. Upon delivery of an Accountable Mail Item in IBM-Armonk, a signature is obtained for Novitex's records.

9. On Monday, November 7, 2016, I traveled to the USPS in Armonk, NY for my normal morning pickup, retrieving the USPS ordinary mail in the mail buckets located in the USPS holding area.

10. I also rang the bell on Monday, November 7, 2016 to inquire about any Accountable Mail Items. No Accountable Mail Items were made available to me for pickup on such date.

11. On Tuesday, November 8, 2016, I traveled to the USPS in Armonk, NY for my normal morning pickup, retrieving the USPS ordinary mail in the mail buckets located in the USPS holding area.

12. I also rang the bell on Tuesday, November 8, 2016, to inquire about any Accountable Mail Items. The Accountable Mail Items I received on November 8, 2016 included a letter from Pete Lindner, which was sent by him via USPS Certifi***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** and addressed to IBM Corporate HQ, Secretary of IBM, Mail Drop 301, Armonk, NY 10504-1722 (the "Lindner Letter").

13. On November 8, 2016, I transported the Lindner Letter together with all of the other USPS mail to IBM-Armonk for sorting and delivery.

14. The Lindner Letter was entered into the Novitex receiving system for tracking at 10:09:48 AM, and was delivered to the office of Ms. Christina Montgomery, IBM's Corporate Secretary, where it was signed for at 12:42:13 PM.



Peter Ruggiero, AFFIANT

Sworn to before me this

21st day of November, 2016



Notary Public

My Commission Expires: PAMELA C. McMINN
Notary Public, State of New York
No. 01MC6046719
Qualified in Westchester County
Commission Expires August 21, 2018

Exhibit C

Company's Deficiency Notice dated November 11, 2016



IBM Law Department

Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

VIA UPS EXPRESS - NEXT DAY AIR SAVER
Tracking No***FISMA & OMB Memorandum M-07-16***

November 11, 2016

Mr. Peter Lindner
FISMA & OMB Memorandum M-07-16

Dear Mr. Lindner:

I have been asked by Ms. Christina Montgomery, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's receipt on November 8, 2016 of a 10 page submission from you dated November 3, 2016, which submission was posted to IBM via US Certified Mail. Page 1 of your submission suggests that you also intended to transmit it to IBM "Via fax: 845-491-3203" which is my IBM eMailfax number. As an initial matter, this office has no record of receiving any fax or any other correspondence from you this year, other than the receipt of your submission by US Certified Mail on November 8, 2016. Inasmuch as IBM's deadline for receipt of all stockholder proposals for consideration for the 2017 annual meeting was November 7, 2016, unless you can timely provide me with proper evidence conclusively establishing that you timely transmitted your 10 page submission to IBM by fax, we will consider your submission untimely for all purposes.

If you provide IBM with proper evidence of timely submission, we also will need for you to provide us with proper evidence of your IBM stock ownership, as required by SEC rules. On page 5 of your submission, you state you held IBM stock worth $4,723 as of November 3, 2016, pasting in what appears to be an Internet screen shot. You also make reference to your IBM stockholdings on page 9 of your submission. As explained below, both the screen shot and other representations of your IBM stockholdings are insufficient to establish proper proof of your IBM stockholdings. Therefore, without waiving any of our rights to challenge or exclude your submission from our 2017 proxy materials under the proxy rules, in order to allow us to further proceed with your submission, IBM is formally sending you this letter to ensure that you understand and timely satisfy the eligibility requirements.

Please understand that in order to be eligible to submit a proposal for consideration at our 2017 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must also continue to hold those securities through the date of the meeting. In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin 14G (October 16, 2012), provided that you are able to properly prove that you timely submitted your proposal to IBM via fax on November 3, 2016 (or another date on or prior to November 7, 2016), we will consider such date to be the relevant date for purposes of establishing the requisite ownership eligibility under Rule 14a-8. In this connection, the steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S. -- registered owners and beneficial owners. Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement. The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

As noted above, the screen shot on page 5, and your statement on page 9 as to the number of shares you own -- "Common: about $3,000 to $10,000 (20 to 100) shares in ISP and Retirement Plan. On Nov 3, 2016, there is $4,723 according to my broker Wells Fargo" -- is insufficient to prove your eligibility under Rule 14a-8. The screen shot shows IBM stock as of an indeterminate date, but does not show either that you owned such stock or maintained continuous ownership of such stock in accordance with SEC rules. As a precaution, I had our stockholder relations department check with Computershare, our transfer agent, on any potential IBM stockholdings held of record by you. However, Computershare was unable to locate any shares held of record in your name. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility thereunder, I am now formally requesting from you proper proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under an account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold at least $2,000 of IBM securities through the date of IBM's 2017 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying at the time you submitted your proposal that you continuously held the securities for at least one year. As noted above, provided you can show that you timely faxed your 10 page submission to me on November 3, 2016 (or another date on or prior to November 7, 2016), in accordance with the SEC's Staff Legal Bulletin 14G, the proof of ownership you also need to provide to me must cover the one-year period preceding and including the date you transmitted the proposal. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In this connection, on October 18, 2011, the staff of the Division of Corporation Finance released Staff Legal Bulletin 14F, containing a detailed discussion of the meaning of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal. In that bulletin, the staff explained that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC. The staff went on to note that DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant -- such as an individual investor -- owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.

The staff then went on to explain that the names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. Pointing to Exchange Act Rule 17Ad-8, the staff noted that a company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date. The staff also explained the difference between an introducing broker and a clearing broker. An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. In clarifying what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i), the staff noted that because of the transparency of DTC participants' positions in a company's securities, for Rule 14a-8(b)(2)(i) purposes, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, merely sending in a letter from an introducing broker who is not a DTC participant, standing alone, cannot satisfy the proof of beneficial ownership requirements under Rule 14a-8, as unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions of such introducing broker against its own or its transfer agent's records or against DTC's securities position listing.

Given the foregoing, and with this information in hand, for any of your shares of IBM that are held in street name, the staff has provided specific guidance which you will need to follow in order to satisfy the 14a-8 proof of ownership requirements in connection with your submission. That guidance is as follows:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank. The staff has also clarified that in accordance with the Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.(iii), if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. The clearing broker will generally be a DTC participant. If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

I have provided you with this letter detailing what you must provide to me as well as the specific staff guidance and related information required under the proxy rules in order to afford you with an opportunity to obtain and furnish IBM with the proper proof of ownership required on a timely basis. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request. Finally, please note that the Company reserves all of its rights to omit your submission in accordance with the provisions of Regulation 14A.

Thank you for your continuing interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Pages 41 through 42 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

Exhibit D

Proponent's November 27, 2016 response to Company's Deficiency Notice

Sunday, November 27, 2016
Via fax 845-491-3203 and certified Mail ***FISMA & OMB Memorandum M-07-16*** & email smoskowi@us.ibm.com

Stuart Moskowitz, Esq., Sr. Counsel
IBM Law Department
Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

Mr. Moskowitz:

Please call me up to verify that you agree that the documents I sent you (by email to smoskowi@us.ibm.com) and via certified mail. And confirm it via email. I intend to keep the IBM shares beyond the time stipulated under SEC rules for several years, as you requested I affirm.

You write that you did not receive the fax, so please forward me proof of the faxes you received (suitably redacted) on Thursday, November 3, 2016 between 5 and 9 pm, so that your words are shown to be true. Since my phone number would be shown by caller ID, this should confirm that I sent it, or that you have some "computer error" or that you misrepresented that you have "no record of receiving any fax" from me this year.

1. Attached is the Fax Confirmation of my phone # at 11/3/2016 18:59pm transmission ok to: *8218454913202 , with the top of the actual document. Please confirm this is accurate.

11/03/2016 18:59 FAX ***FISMA & OMB Memorandum M-07-16*** 0001

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	1459
RECIPIENT ADDRESS	*8218454913202
DESTINATION ID	
ST. TIME	11/03 18:55
TIME USE	03'42
PAGES SENT	10
RESULT	OK

1

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2017
Thursday, November 03, 2016 6:20 PM
Via fax: 845-491-3203 and Certified Mail RRR ***FISMA & OMB Memorandum M-07-16***

Secretary, International Business Machines Corporation,
1 New Orchard Road, Mail Drop 301
Armonk, NY 10504

2. You say that you didn't receive the proposal on time, yet the USPS certified mail shows it was available for pickup on Nov 5, but you picked it up on Nov 8. This proves you (or your agent) purposely did not pick it up on November 5th or 7th, but waited until Nov 8 to pick it up from the address you listed in the Proxy Statement for sending SH Proposals.


FISMA & OMB Memorandum M-07-16

IBM Corporate HQ
Secretary of IBM
Mail Drop 301
1 New Orchard Road
ARMONK NY 10504-1722

Reference	Nov 2016 for Apr 2017 IBM SH meeting proposal and bus item
USPS #	***FISMA & OMB Memorandum M-07-16***
USPS Mail Class	Certified with Electronic Delivery Confirmation
USPS Status	Your item was picked up at a postal facility at 8:55 am on November 8, 2016 in ARMONK, NY 10504.
USPS History	Available for Pickup, November 5, 2016, 9:17 am, ARMONK, NY 10504 Arrived at Unit, November 5, 2016, 8:15 am, ARMONK, NY 10504 Departed USPS Destination Facility, November 5, 2016, 1:24 am, WHITE PLAINS, NY 10610 Arrived at USPS Destination Facility, November 4, 2016, 12:57 pm, WHITE PLAINS, NY 10610 Departed USPS Origin Facility, November 4, 2016, 12:04 am, NEW YORK, NY 10199

3. Also, attached is my IBM Admission Ticket and Proxy #C4189302 for what I suppose is 25.272 shares of IBM stock in 2015 registered to me at my home address.

FISMA & OMB Memorandum M-07-16

4. Also, attached is my Broker's statement that I own 31 shares of IBM stock since 5/7/2013 Cusip 459200-10-1, which IBM's records can verify it's me:

Quantity Held Description 1 Symbol CUSIP Open Date Mkt Price Unit Cost Cost Amount Value Unrealized % of Port Account Type Curr Yield Term

2 31 On INTERNATIONAL BUSINESS IBM 459200-10-1 05/07/2013 158.6700 207.2980 6,426.24 4,918.77 -1,507.47 21.78 1 3.5290 LONG

I trust this answers all your concerns, and you will certify that to me and to the SEC, by return email.

Sincerely yours,



/s/Peter W. Lindner

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	1459
RECIPIENT ADDRESS	*8218454913202
DESTINATION ID	
ST. TIME	11/03 18:55
TIME USE	03'42
PAGES SENT	10
RESULT	OK

Mr. Lindner's Shareholder Proposal on Truth Commission and EEOC
For IBM's Annual Shareholder Meeting April 2017
Thursday, November 03, 2016 6:20 PM
Via fax: 845-491-3203 and Certified Mail RRR #***FISMA & OMB Memorandum M-07-16***

Secretary, International Business Machines Corporation,
1 New Orchard Road, Mail Drop 301
Armonk, NY 10504

RE: A. Shareholder Proposal and B. Item of Business of Peter Lindner

A. <u>**Proposal**</u>

This Shareholder Proposal[1] concerns discrimination, a socially important issue:

> The proposal that IBM goes beyond what is needed to comply with ESI (electronically stored information) as required by FRCP 26 of Dec2006, especially for discrimination cases that involve the Equal Employment Opportunities Commission (EEOC) and Older Workers' Benefits Protection Act (OWBPA). In addition, the full transcript and video tape in digital form should be available on the web (specifically on YouTube, with subtitles) for the Shareholder meetings from 2006 to present and beyond. This proposal is attached and is under 500 words using MS Word to count including footnotes, but not including the title.

Here is screen print proof of that, showing 434 words:



Pages 48 through 52 redacted for the following reasons:
- -
Copyrighted Material Omitted
FISMA & OMB Memorandum M-07-16

Exhibit E

Affidavit of Dr. Dominique Alessandri, Senior Digital Investigations Manager, IBM Corporate Security



AFFIDAVIT OF DOMINIQUE ALESSANDRI

I, Dr. Dominique Alessandri, the undersigned, hereby certify the following:

1. I am employed by International Business Machines Corporation ("IBM") as a Senior Digital Investigations Manager for IBM Corporate Security, and am based in Zurich, Switzerland. My experience includes Investigations, IT Forensics, IT Security Architecture and Intrusion detection.

2. I was asked to investigate and provide information about all incoming faxes which were received in November 2016 by two IBM eMailFax numbers. The two IBM eMailFax numbers I was asked to investigate were 845-491-3203 and 845-491-3202.

3. IBM licenses the SoftLinx Inc. software product ReplixFax to create an electronic fax capability that delivers received fax messages to the designated recipients in the form of eMail messages. IBM maintains servers in its data center in Poughkeepsie, New York which are used, in part, to provide assigned IBM North America employees, contractors, and functional mailboxes ("IBM Users") with incoming IBM eMailFax capability.

4. Each IBM User who signs up for the ReplixFax service is assigned a unique (i.e. dedicated) telephone number, which is linked to the IBM User's e-mail account.

5. When a fax comes into a dedicated telephone number associated with an assigned IBM User of the ReplixFax service, the fax is automatically routed from the IBM server in Poughkeepsie, New York to the IBM User's e-mail account.

6. At the present time, approximately 4,000 assigned IBM Users employ the ReplixFax service on the Poughkeepsie, New York servers.

7. Unassigned telephone numbers on the ReplixFax servers in Poughkeepsie, New York are not monitored. Faxes coming into an unassigned telephone number on the ReplixFax servers are automatically routed to a functional mailbox dedicated to the ReplixFax service, but are not reviewed for content. No additional actions are taken

with respect to such faxes.

8. ReplixFax number 845-491-3203 is assigned to Stuart S. Moskowitz, IBM Senior Counsel, in Armonk, New York. In November 2016, this telephone number received one (1) fax on November 27, 2016 from ***FISMA & OMB Memorandum M-07-16*** and the fax from ***FISMA & OMB Memorandum M-07-16*** was automatically routed to the e-mail address of Mr. Moskowitz. I reviewed the routing details of this fax in connection with this investigation in order to provide this affidavit.

9. ReplixFax number 845-491-3202 is an unassigned telephone number on the ReplixFax server in Poughkeepsie, New York. Such telephone number received one (1) fax on November 3, 2016 from ***FISMA & OMB Memorandum M-07-16*** Incoming faxes sent to 845-491-3202 are not monitored. The November 3, 2016 fax from ***FISMA & OMB Memorandum M-07-16*** was automatically routed to a functional mailbox dedicated to the ReplixFax service, but was not reviewed for content. On November 28, 2016, I reviewed the routing details of this fax in connection with this investigation in order to provide this affidavit.



Dr. Dominique Alessandri

this 7th day of December, 2016.

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Dominique ALESSANDRI**, ***FISMA & OMB Memorandum M-07-16*** Swiss citizen of Oberägeri/ZG, according to his information residing at ***FISMA & OMB Memorandum M-07-16*** identified by passport.

This legalization refers only to the authentication of the signature and not to the contents or validity of the document.

Zürich, 7th December 2016
BK ***FISMA & OMB Memorandum M-07-16***
Fee CHF 20.00


NOTARIAT ALTSTETTEN-ZÜRICH

NOTARIAT ALTSTETTEN-ZÜRICH



Doris Zweifel, Notariatssekretärin mbA mit Beglaubigungsbefugnis

Page 56 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Exhibit F

Confirmation of Receipt of the Company's Deficiency Notice

Page 58 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

Exhibit G

2016 IBM Proxy Statement – Page 3 Notice of 2016 Annual Meeting

NOTICE OF MEETING

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 26, 2016 at 10 a.m., in the Savannah International Trade & Convention Center, Savannah, Georgia. The items of business are:

1. Election of directors proposed by IBM's Board of Directors for a term of one year, as set forth in this Proxy Statement.
2. Ratification of the appointment of PricewaterhouseCoopers LLP as IBM's independent registered public accounting firm.
3. Advisory vote on executive compensation.
4. Three stockholder proposals if properly presented at the meeting.

These items are more fully described in the following pages, which are a part of this Notice.



Christina M. Montgomery
Vice President and Secretary

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 7, 2016 to all stockholders entitled to vote. The IBM 2015 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 26, 2016: The Proxy Statement and the Annual Report to Stockholders are available at www.ibm.com/investor/material/.

Websites throughout this Proxy Statement are provided for reference only. Websites referred to herein are not incorporated by reference into this Proxy Statement.

Exhibit H

2016 IBM Proxy Statement Q&A #22 on Page 64

21. Will my votes be confidential?

Yes. All stockholder meeting proxies, ballots and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

22. How do I submit a proposal for inclusion in IBM's 2017 proxy material?

Stockholder proposals may be submitted for IBM's 2017 proxy material after the 2016 Annual Meeting and must be received at our corporate headquarters no later than November 7, 2016. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of IBM and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2017 Annual Meeting?

Stockholders who intend to present an item of business at the 2017 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in IBM's Proxy Statement) must provide notice of such business to IBM's Secretary no earlier than October 8, 2016 and no later than November 7, 2016 as set forth more fully in IBM's by-laws.

24. I did not receive a copy of the Annual Report. How can I get one?

Stockholders of record who did not receive an IBM Annual Report or who previously elected not to receive one for a specific account may request that IBM mail its Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above). If you are not a stockholder of record and did not receive an Annual Report from your bank, broker or other intermediary, you must contact your bank, broker or other intermediary directly.

25. What is "Householding" and does IBM do this?

Householding is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of a company's proxy statement and annual report from a company, bank, broker or other intermediary, unless one or more of these stockholders notifies the company, bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, IBM does not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.

26. If I am a holder in street name, how may I obtain a separate set of proxy materials?

If you hold shares in street name, your bank, broker or other intermediary may be delivering only one copy of our Proxy Statement and the IBM Annual Report to multiple stockholders of the same household who share the same address, and may continue to do so, unless your bank, broker or other intermediary has received contrary instructions from one or more of the affected stockholders in the household. If you are such a beneficial holder, contact your bank, broker or other intermediary directly in order to receive a separate set of our proxy materials.

27. Members of our household own IBM shares through a number of different brokerage firms. Will we continue to receive multiple sets of materials?

Yes. If you and others sharing a single address hold IBM shares through multiple brokers, you will continue to receive at least one set of proxy materials from each broker.

28. Did IBM utilize the SEC's e-proxy rules for delivery of the proxy materials this year?

No. IBM delivered its proxy materials in the same manner as it has in the past. However, many stockholders have previously consented to receive electronic delivery of proxy materials.

29. I received my proxy materials in hard copy. How may I arrange to receive them electronically?

To enroll for electronic delivery, go to our Investor Relations website at http://www.ibm.com/investor, and select "Stockholder services," scroll down to "Consent for materials online," click on either "if you own stock directly in your name" or "if you own stock beneficially through a brokerage account," and follow the instructions to enroll.

30. I previously consented to receive electronic delivery of my proxy materials. Can you send me a hard copy of these proxy materials?

For stockholders of record: We will deliver promptly, upon written or oral request, a separate copy of these proxy materials. Contact our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above).

For holders in street name: You must contact your bank, broker or other intermediary to receive copies of these materials.

31. Who is making this proxy solicitation and approximately how much will these solicitation activities cost?

Solicitation of proxies is being made by IBM through the mail, in person and by telecommunications. The cost of this solicitation will be borne by IBM. In addition, management has retained Morrow & Co., LLC, to assist in soliciting proxies for a fee of approximately $45,000, plus reasonable out-of-pocket expenses.



Christina M. Montgomery
Vice President and Secretary
March 7, 2016